CALENDAR OF CORPORATE EVENTS	
Company Name	**BRF S.A.**
Head Office Address	Rua Jorge Tzachel, 475 – Bairro Fazenda, 88301-140 – Itajaí – SC
Website	www.brf-br.com/ri
Investor Relations Director	Fabio Mariano E-mail: acoesri@brf.com (11) 2322-5377
Newspapers in which the company releases its corporate actions	Valor Econômico – SP Diário Oficial do Estado – SC www.prnewswire.com.br http://www.valor.com.br/valor-ri

A. MANDATORY SCHEDULING

Annual Financial Statements and Consolidated Financial Statements and Standardized Financial Statements – DFP, related to the period ended on December 31, 2022.	
EVENT	**DATE**
Sending to B3	02/28/2023

Reference Form related to the period in course	
EVENT	**DATE**
Sending to B3	05/31/2023

Quarterly Information – ITR – Portuguese	
EVENT – Sending to B3	**DATE**
Related to 1st quarter 2022	05/10/2023
Related to 2nd quarter 2022	08/08/2023
Related to 3rd quarter 2022	11/07/2023

Annual and Extraordinary General Meeting Scheduled	
EVENT	**DATE**
Sending of Call for Meeting to B3	03/08/2023
Sending of Proposal to B3	03/08/2023
Date of Annual and Extraordinary General Meeting (Sending of the main decisions of the Annual and Extraordinary General Meeting or minutes of Annual and Extraordinary General Meeting to B3)	04/12/2023